December 8, 2005

Mail Stop 3561

Via US Mail and Facsimile

Mr. Henry C. Wolf
Vice Chairman and Chief Financial Officer
3 Commercial Place
Norfolk, Virginia 23510-2191

Re:	Norfolk Southern Corporation
	Form 10-K for the year ended December 31, 2004
	Forms 10-QSB for the periods ended June 30, 2005, March 31,
2005
and
      September 30, 2005
	Commission file #: 001-08339

Dear Mr. Wolf:

We have reviewed your November 18, 2005 response letter and have the following comments. Where expanded or revised disclosure is requested, you may comply with these comments in future filings. Also, please file an amended Form 10-K in response to our request for expanded or revised disclosure. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. We also ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.

* * * * * * * * * * * * * * * * * * * * * * *

Form 10-K for the year ended December 31, 2004

Notes to the Financial Statements

Note 1. Summary of Significant Accounting Policies

- Revenue Recognition

1. We note from your response to our prior comment 3 that you estimate the amount of refunds based on historical activity with the customer, current traffic counts and the expectations of future activity. Further you note that you monitor the accruals, which are highly predictive, monthly, and the accruals have never been materially different from the subsequent payments. In future filings, please consider including disclosure of this information in the critical accounting policies section of your MD&A and the notes to the financial statements.

Note 2. Investment in Conrail and Operations Over Its Lines

- Conrail Corporate Reorganization

2. With regards to your responses to our prior comment 5, we believe that your disclosure of the Conrail Corporate Reorganization in the notes to the financial statements should include more of the information included in your response to our comment. Specifically, in future filings, please disclose the nature of the line item "extinguishment of amounts due to PRR" and the reason why the amount is included in the table calculating the gain on the reorganization in a note relatively proximate to the table on page K50. Also, disclose in Note 2 that debt with a principal balance of $452 million and a fair value of $595 million was issued in exchange for Conrails debt as part of the reorganization. Additionally, disclose a summarized version of your analysis as to why it was appropriate to recognize a gain on the reorganization.

3. We note from your response to our prior comment number 5, in which we requested that you provide pro forma financial information giving effect to the Conrail reorganization, that you will add disclosure stating "Had the transaction been consummated before the periods presented, there would have been no change in revenues and no significant change to net income". Please tell us the impact that the reorganization transaction would have had on your income from continuing operations and net income for both 2004 and 2003 had the transaction occurred at the beginning of each of these periods. Note that if the pro forma impact for either of these periods is material, we continue to believe pro forma information for each of these periods should be provided in accordance with paragraphs 54 and 55 of SFAS No.141.

- Investment in Conrail

4. We note from your response to our prior comment 6 that as of December 31, 2004, NS` interest in Conrail did not satisfy the significance test outlined in Rule 3-09 and that you do not believe that the fact the significance test was satisfied in 2003 is relevant in determining whether Conrail financial statements should be filed.
Your conclusions regarding this matter are not correct. Please note that under Rule 3-09, financial statements of an unconsolidated subsidiary or equity investee are required when the conditions in Rule
3-09(a) are satisfied for any of the annual periods presented in the
Company`s audited financial statements. Therefore, we continue to believe that you should amend your annual report on Form 10-K to include the financial statements of Conrail for the same annual audited periods as the financial statements presented in the Company`s
Form 10-K. Also, please include audited financial statements of Conrail for periods in which either the first or third condition set forth in Rule 1-02(w) of Regulation S-X is met.

5. We note from your response to our prior comment 8 that because the reorganization transaction had no significant effect on NS` results of operations, apart from the gain recognized, you do not believe it is necessary to disclose the amount of each component of "Conrail rents and services" for each period presented in the statements of operations. However, we believe that based on paragraph 2(c) of SFAS
No. 57 and your affiliate relationship with Conrail, you are required to disclose the dollar amounts of the transactions for each of the periods for which income statements are presented. Please note that as long as your financial statements include periods in which you accounted for your investment using equity accounting, we continue to believe these disclosures should be provided.

Note 3. Other Income - Net

6. We note that the gains and losses from the sale of properties and investments relate primarily to the sales of land which is not used in railroad operations. In future filings, please disclose the nature of these sales and a statement as to why they are considered non-operating items.

* * * * * * * * * * * * * * * * * * * * * * *

As appropriate, please respond via EDGAR to these comments within
10
business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Claire Erlanger at 202-551-3301 or me at 202-551-
3813
if you have questions.

								Sincerely,



								Linda Cvrkel
								Branch Chief
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Mr. Henry C. Wolf
Norfolk Southern Corporation
December 8, 2005
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